Exhibit 99.4

VANC Pharmaceuticals Receives Health Canada Approval for

Van-Fer Tablets and Capsules

June 21, 2016 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets, pleased to announce that it has received the approvals for Van-Fer tablets (NPN: 80070021) and capsules (NPN: 80070125). Van-Fer contains Ferrous Fumarate, an iron supplement indicated for the prevention and treatment of anemia and iron deficiencies.

The iron supplements market in Canada is estimated to be around $75 million per annum, based on IMS Health 2015 data.  The iron supplements with provincial health care coverage constitutes approximately $20 million.  Ferrous Fumarate is the largest molecule of this segment with sales of about $12 million.

"We are pleased to add another iron supplement (Van-Fer), which will be targeting provincial healthcare coverage.  This is an important addition to our iron supplement portfolio along with Hema-Fer" said Arun Nayyar, CEO of VANC.  “Van-Fer is a part of our ongoing efforts to develop a repertoire of iron supplement portfolio.  We plan to add more of OTC products to our portfolio in near future”.

On behalf of:

VANC Pharmaceuticals Inc.

Eugene Beukman

Director and CFO

For further information, please contact CORE Capital Partners Inc., Ph: 604-566-9233.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.